CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	March 31, 2019	December 30, 2018
Current assets:
Cash and cash equivalents	$80,980	$46,657
Trade accounts receivable	394,417	317,159
Income taxes receivable	2,151	1,689
Inventories (note 4)	1,008,275	940,029
Prepaid expenses, deposits and other current assets	76,089	77,377
Total current assets	1,561,912	1,382,911
Non-current assets:
Property, plant and equipment	971,623	990,475
Right-of-use assets	75,217	—
Intangible assets	388,889	393,573
Goodwill	227,495	227,362
Other non-current assets	14,594	10,275
Total non-current assets	1,677,818	1,621,685
Total assets	$3,239,730	$3,004,596
Current liabilities:
Accounts payable and accrued liabilities	$304,224	$346,985
Current portion of lease obligations (note 7(e))	13,328	—
Total current liabilities	317,552	346,985
Non-current liabilities:
Long-term debt (note 5)	888,000	669,000
Lease obligations (note 7(e))	71,175	—
Deferred income taxes	13,436	12,623
Other non-current liabilities	33,919	39,916
Total non-current liabilities	1,006,530	721,539
Total liabilities	1,324,082	1,068,524
Equity:
Share capital	168,492	159,858
Contributed surplus	34,274	32,490
Retained earnings	1,703,695	1,740,342
Accumulated other comprehensive income	9,187	3,382
Total equity attributable to shareholders of the Company	1,915,648	1,936,072
Total liabilities and equity	$3,239,730	$3,004,596

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2019 29

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS
AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended
	March 31, 2019	April 1, 2018
Net sales (note 13)	$623,935	$647,268
Cost of sales	463,195	471,486
Gross profit	160,740	175,782
Selling, general and administrative expenses	92,989	92,875
Impairment of trade accounts receivable (note 7(c))	24,423	200
Restructuring and acquisition-related costs (note 6)	10,600	6,381
Operating income	32,728	76,326
Financial expenses, net (note 7(b))	9,132	5,234
Earnings before income taxes	23,596	71,092
Income tax expense	868	3,213
Net earnings	22,728	67,879
Other comprehensive income (loss), net of related income taxes (note 9):
Cash flow hedges	5,805	3,526
Comprehensive income	$28,533	$71,405
Earnings per share (note 10):
Basic	$0.11	$0.31
Diluted	$0.11	$0.31

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2019 30

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Three months ended March 31, 2019 and April 1, 2018
(in thousands or thousands of U.S. dollars) - unaudited

	Share capital		Contributed surplus	Accumulated other comprehensive income	Retained earnings	Total equity
	Number	Amount
Balance, December 30, 2018	206,732	$159,858	$32,490	$3,382	$1,740,342	$1,936,072
Adjustments relating to the adoption of new accounting standards (note 2(d))	—	—	—	—	(1,155)	(1,155)
Adjusted balance, December 31, 2018	206,732	159,858	32,490	3,382	1,739,187	1,934,917
Share-based compensation	—	—	4,639	—	—	4,639
Shares issued under employee share purchase plan	11	374	—	—	—	374
Shares issued pursuant to exercise of stock options	315	8,936	(2,855)	—	—	6,081
Shares repurchased for cancellation	(876)	(676)	—	—	(30,361)	(31,037)
Dividends declared	—	—	—	—	(27,859)	(27,859)
Transactions with shareholders of the Company recognized directly in equity	(550)	8,634	1,784	—	(58,220)	(47,802)
Cash flow hedges (note 9)	—	—	—	5,805	—	5,805
Net earnings	—	—	—	—	22,728	22,728
Comprehensive income	—	—	—	5,805	22,728	28,533
Balance, March 31, 2019	206,182	$168,492	$34,274	$9,187	$1,703,695	$1,915,648
Balance, December 31, 2017	219,199	$159,170	$25,208	$13,540	$1,853,457	$2,051,375
Adjustments relating to the adoption of new accounting standards	—	—	—	—	(1,515)	(1,515)
Adjusted balance, January 1, 2018	219,199	159,170	25,208	13,540	1,851,942	2,049,860
Share-based compensation	—	—	3,473	—	—	3,473
Shares issued under employee share purchase plan	13	404	—	—	—	404
Shares issued pursuant to exercise of stock options	30	812	(255)	—	—	557
Shares repurchased for cancellation	(3,059)	(2,239)	—	—	(86,997)	(89,236)
Dividends declared	—	—	—	—	(25,063)	(25,063)
Transactions with shareholders of the Company recognized directly in equity	(3,016)	(1,023)	3,218	—	(112,060)	(109,865)
Cash flow hedges (note 9)	—	—	—	3,526	—	3,526
Net earnings	—	—	—	—	67,879	67,879
Comprehensive income	—	—	—	3,526	67,879	71,405
Balance, April 1, 2018	216,183	$158,147	$28,426	$17,066	$1,807,761	$2,011,400

See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2019 31

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended
	March 31, 2019	April 1, 2018
Cash flows from (used in) operating activities:
Net earnings	$22,728	$67,879
Adjustments to reconcile net earnings to cash flows from (used in) operating activities (note 11(a))	46,277	45,159
	69,005	113,038
Changes in non-cash working capital balances:
Trade accounts receivable	(76,951)	(109,826)
Income taxes	(442)	1,168
Inventories	(67,160)	(44,062)
Prepaid expenses, deposits and other current assets	(761)	(1,207)
Accounts payable and accrued liabilities	(28,888)	23,275
Cash flows used in operating activities	(105,197)	(17,614)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(19,789)	(21,383)
Purchase of intangible assets	(3,042)	(1,023)
Business acquisitions	(1,300)	(99)
Proceeds on disposal of property, plant and equipment	269	54
Cash flows used in investing activities	(23,862)	(22,451)

Cash flows from (used in) financing activities:
Increase in amounts drawn under long-term bank credit facilities	219,000	145,000
Payment of lease obligations	(3,239)	—
Dividends paid	(27,859)	(25,063)
Proceeds from the issuance of shares	6,418	921
Repurchase and cancellation of shares	(31,037)	(82,525)
Cash flows from financing activities	163,283	38,333

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	99	403
Increase (decrease) in cash and cash equivalents during the period	34,323	(1,329)
Cash and cash equivalents, beginning of period	46,657	52,795
Cash and cash equivalents, end of period	$80,980	$51,466

Cash paid during the period (included in cash flows from (used in) operating activities):
Interest	$8,798	$5,587
Income taxes, net of refunds	1,523	813

Supplemental disclosure of cash flow information (note 11).
See accompanying notes to unaudited condensed interim consolidated financial statements.

QUARTERLY REPORT - Q1 2019 32

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the period ended March 31, 2019
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery, and underwear. The Company’s fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These unaudited condensed interim consolidated financial statements are as at and for the three months ended March 31, 2019, and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s fiscal 2018 audited consolidated financial statements. The Company applied the same accounting policies in the preparation of these unaudited condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of December 31, 2018 as described below in note 2(d).

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of the Company on May 1, 2019.

(b) Seasonality of the business:
The Company’s net sales are subject to seasonal variations. Net sales have historically been higher during the second and third quarters.

(c) Operating segments:
The Company has a consolidated divisional operating structure centralizing senior management, as well as marketing, merchandising, sales, distribution, and administrative functions. As a result, the Company has a single reporting segment.

(d) Initial application of new accounting standards and interpretations in the reporting period:
On December 31, 2018, the Company adopted the following new accounting standards and interpretations:

Leases
IFRS 16, Leases, specifies how to recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize a right-of-use asset representing its right to use the underlying asset and a liability representing its obligation to make lease payments ("lease obligation"), for all leases unless the Company elects to exclude leases when the lease term is twelve months or less, or the underlying asset has a low monetary value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. The Company's accounting policy under IFRS 16 is as follows:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

QUARTERLY REPORT - Q1 2019 33

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period (continued):

The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 15 years for manufacturing, sales, distribution, and administrative facilities. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Under IAS 17, Leases, and IFRIC 4, Determining whether an arrangement contains a lease, the Company's accounting policy was as follows:

Leases in which a significant portion of the risks and rewards of ownership are not assumed by the Company are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to net earnings on a straight-line basis over the lease term.

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Determining whether an arrangement contains a lease
At inception of an arrangement where the Company receives the right to use an asset, the Company determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to the Company the right to control the use of the underlying asset.

QUARTERLY REPORT - Q1 2019 34

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period (continued):

Impact of transition to IFRS 16

Effective December 31, 2018 (date of initial application), the Company adopted IFRS 16 using the modified retrospective transition approach. Accordingly, comparative figures as at and for the year ended December 30, 2018 and the three months ended April 1, 2018 have not been restated and continue to be reported under IAS 17 and IFRIC 4.

The Company has elected to apply the practical expedient to grandfather the assessment of which transactions are leases on the date of initial application, as previously assessed under IAS 17 and IFRIC 4. The Company applied the definition of a lease under IFRS 16 to contracts entered into or modified on or after December 31, 2018.

At transition, the Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17: applied a single discount rate to a portfolio of leases with similar characteristics; applied the exemption not to recognize ROU assets and liabilities for leases with a remaining lease term less than 12 months; used hindsight when determining the lease term if the contract contained options to extend or terminate the lease; and relied on previous assessments of whether leases are onerous in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application, as an alternative to performing an impairment review.

When applying the modified retrospective transition approach, for leases previously classified as operating leases under IAS 17 and IFRIC 4, on initial application, a lessee is permitted to measure the ROU asset, on a lease-by-lease basis, using one of two methods: (1) as if IFRS 16 had always been applied, using the incremental borrowing rate at the date of initial application; or (2) at an amount equal to the lease liability (subject to certain adjustments). The Company applied the first option to certain leases, which resulted in a lower carrying amount of the ROU asset at the date of initial application as compared to the lease liability, for those leases. For the remainder of the leases, the Company recognized the ROU assets based on the corresponding lease liability. In addition, $1.9 million of deferred lease credits (relating to lease inducements) that were recorded in accounts payable and accrued liabilities were derecognized with a corresponding transition adjustment to retained earnings on transition date, as a result of the adoption of IFRS 16, and $1.2 million of prepaid rent that was recorded in prepaid expenses, deposits and other current assets on the consolidated statement of financial position as at December 30, 2018 was transferred to the recognized ROU asset.

As a result of relying on a previous assessment of whether leases are onerous in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, immediately before the date of initial application as an alternative to performing an impairment review, a lessee adjusts the carrying amount of the ROU asset at the date of initial application by the carrying amount of the provision for onerous leases recognized in the statement of financial position immediately before the date of initial application. The Company applied this practical expedient at the date of initial application, resulting in a reduction of the provisions for onerous leases (previously recorded in other non-current liabilities) of $4.6 million and a corresponding reduction of the carrying amount of the ROU asset for the related leases.

As such, as at December 31, 2018, the Company recorded lease obligations of $87.9 million, ROU assets of $79.1 million, a net investment in a sublease of $2.4 million (recorded in other assets), and a net reduction of $1.2 million on opening retained earnings. When measuring lease liabilities the Company discounted future lease payments using its incremental borrowing rate as at December 31, 2018. The weighted-average rate applied was 3.89%. During the three months ended March 31, 2019, the Company recorded $3.3 million of depreciation of right-of-use assets, and $0.8 million of interest accretion on discounted lease obligations as a result of the adoption of IFRS 16.

The following table reconciles the Company’s operating lease commitments as at December 30, 2018, as previously disclosed in the Company’s annual audited consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 on December 31, 2018:

QUARTERLY REPORT - Q1 2019 35

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2. BASIS OF PREPARATION (continued):

(d) Initial application of new accounting standards and interpretations in the reporting period (continued):

Undiscounted operating lease commitments as at December 30, 2018	$113,287
Recognition exemption for short term leases	(6,930)
Termination and renewal options reasonably certain to be exercised, net	(1,888)
Other	(460)
Impact of discounting using the incremental borrowing rate at December 31, 2018	(16,129)
Lease obligations recognized as at December 31, 2018	$87,880

Uncertain Income Tax Treatments
IFRIC 23, Uncertainty Over Income Tax Treatments, clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. The Interpretation addresses whether an entity needs to consider uncertain tax treatments separately, the assumptions an entity should make about the examination of tax treatments by taxation authorities, how an entity should determine taxable profit and loss, tax bases, unused tax losses, unused tax credits, and tax rates, and how an entity considers changes in facts and circumstances in such determinations. The adoption of IFRIC 23 did not have an impact on the Company’s consolidated financial statements as at the effective date of adoption.

3. NEW OR AMENDED ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and apply prospectively.

4. INVENTORIES:

	March 31, 2019	December 30, 2018
Raw materials and spare parts inventories	$152,172	$151,600
Work in progress	76,236	67,903
Finished goods	779,867	720,526
	$1,008,275	$940,029

QUARTERLY REPORT - Q1 2019 36

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. LONG-TERM DEBT:

	Effective interest rate(1)	Principal amount		Maturity date
		March 31, 2019	December 30, 2018
Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	3.9%	$288,000	$69,000	April 2024
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%, payable monthly(3)	3.1%	300,000	300,000	April 2024
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$888,000	$669,000

(1)	Represents the annualized effective interest rate for the three months ended March 31, 2019, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $13.8 million (December 30, 2018 - $13.4 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2019, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, to extend the maturity dates from April 2023 to April 2024.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at March 31, 2019.

QUARTERLY REPORT - Q1 2019 37

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

	Three months ended
	March 31, 2019	April 1, 2018
Employee termination and benefit costs	$1,396	$4,637
Exit, relocation and other costs	2,839	1,744
Write-down of property, plant and equipment and right-of-use assets	6,365	—
Net gain on disposal of property, plant and equipment related to exit activities	—	(41)
Acquisition-related transaction costs	—	41
	$10,600	$6,381

Restructuring and acquisition-related costs for the three months ended March 31, 2019 related primarily to the following: $6.0 million for the exit of yarn recycling activities, including the planned disposal of yarn recycling equipment; $0.9 million for the closure of an administrative office in the U.S.; $0.8 million for the consolidation of sewing activities in Mexico; and $2.9 million in other costs to complete restructuring activities that were initiated in fiscal 2018, including the closure of the AKH textile manufacturing facility and the consolidation of U.S. distribution centres.

Restructuring and acquisition-related costs for the three months ended April 1, 2018 related primarily to the following: $3.6 million for the Company's internal organizational realignment, including severance costs, legal fees, and other professional fees; $1.3 million for the consolidation of garment dyeing operations acquired in the Comfort Colors acquisition; $0.7 million for the consolidation of the Company's West Coast distribution centres pursuant to the acquisitions of American Apparel and Alstyle; and $0.8 million in other costs, including the completion of the integration of prior years' business acquisitions.

7. OTHER INFORMATION:

(a) Depreciation and amortization:

	Three months ended
	March 31, 2019	April 1, 2018
Depreciation of property, plant and equipment	$31,091	$32,404
Depreciation of right-of-use assets	3,322	—
Adjustment for the variation of depreciation included in inventories at the beginning and end of the period	(1,086)	2,599
Amortization of intangible assets, excluding software	5,517	5,340
Amortization of software	1,221	1,098
Depreciation and amortization included in net earnings	$40,065	$41,441

Property, plant and equipment includes $37.7 million (December 30, 2018 - $57.6 million) of assets under construction and/or not yet available for use in operations. Depreciation on these assets commences when the assets are available for use.

In April 2019, the Company completed a land purchase as part of its new manufacturing expansion plans for Bangladesh for total consideration of $45 million.

QUARTERLY REPORT - Q1 2019 38

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION (continued):
(b) Financial expenses, net:

	Three months ended
	March 31, 2019	April 1, 2018
Interest expense on financial liabilities recorded at amortized cost(1)	$6,894	$4,494
Bank and other financial charges	1,866	1,740
Interest accretion on discounted lease obligations	831	—
Interest accretion on discounted provisions	71	74
Foreign exchange gain	(530)	(1,074)
	$9,132	$5,234
(1) Net of capitalized borrowing costs of $0.1 million (2018 - $0.3 million) for the three months ended March 31, 2019.

(c) Trade accounts receivable:

Sales of trade accounts receivable
As at March 31, 2019, trade accounts receivables being serviced under a receivables purchase agreement amounted to $95.5 million (December 30, 2018 - $117.0 million). The receivables purchase agreement, which allows for the sale of a maximum of $175 million of accounts receivables at any one time, expires on June 24, 2019, subject to annual extensions. The Company retains servicing responsibilities, including collection, for these trade receivables but has not retained any credit risk with respect to any trade receivables that have been sold. The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer for the three months ended March 31, 2019 was $0.7 million (2018 - $0.4 million), and was recorded in bank and other financial charges.

Impairment of trade accounts receivable
Impairment of trade accounts receivable for the three months ended March 31, 2019 was $24.4 million (2018 - $0.2 million), which included $21.7 million for one of the Company’s U.S. distributor customers. On March 26, 2019, after unsuccessful ongoing efforts to sell the distributor's operations as a going concern, the receiver appointed to administer the business filed a motion in court for approval of the orderly wind down of its operations and sale of its assets by liquidation. The trade accounts receivable related to this distributor is now fully provided for in the allowance for expected credit losses. Impairment of trade accounts receivable has been presented separately on the statement of earnings (was previously included in selling, general and administrative expenses), and comparative periods have been reclassified to conform to this presentation.

(d) Related party transaction:
During the three months ended March 31, 2019, the Company incurred expenses for airplane usage of $0.4 million (2018 - $0.4 million), with a company controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties.

QUARTERLY REPORT - Q1 2019 39

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

7. OTHER INFORMATION (continued):
(e) Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position as at March 31, 2019:

March 31, 2019
Current	$13,328
Non-current	71,175
$84,503

Lease of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is significant event or a significant change in circumstances which impacts the original assessments made. As at March 31, 2019, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations are $57.0 million.

The following table presents the future minimum lease payments under non-cancellable leases (including short term leases) as at March 31, 2019:

March 31, 2019
Less than one year	$21,416
One to five years	49,993
More than five years	37,768
$109,177

Expenses relating to short-term leases, and for leases of low-value assets (excluding short-term leases of low-value assets) were not significant for the three months ended March 31, 2019.

The total cash outflow for leases (including interest) for the three months ended March 31, 2019 was $4.1 million, of which $3.3 million was included as part of cash outflows from financing activities.

QUARTERLY REPORT - Q1 2019 40

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT:

Financial instruments – carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the unaudited condensed interim consolidated statements of financial position are as follows:

	March 31, 2019	December 30, 2018
Financial assets
Amortized cost:
Cash and cash equivalents	$80,980	$46,657
Trade accounts receivable	394,417	317,159
Financial assets included in prepaid expenses, deposits and other current assets	42,947	39,789
Long-term non-trade receivables included in other non-current assets	5,354	2,771
Derivative financial assets included in prepaid expenses, deposits and other current assets	15,575	17,792

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities(1)	299,489	332,543
Long-term debt - bearing interest at variable rates	688,000	469,000
Long-term debt - bearing interest at fixed rates(2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	4,735	14,442
(1) Accounts payable and accrued liabilities include balances payable of $47.7 million (December 30, 2018 - $33.0 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement.
(2) The fair value of the long-term debt bearing interest at fixed rates was $195.4 million as at March 31, 2019 (December 30, 2018 - $189.5 million).

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates, or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

QUARTERLY REPORT - Q1 2019 41

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. FAIR VALUE MEASUREMENT (continued):

Derivatives
Derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at March 31, 2019, the notional amount of TRS outstanding was 259,897 shares.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

9. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”):

	Three months ended
	March 31, 2019	April 1, 2018
Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$2,266	$(818)
Commodity price risk	6,226	(699)
Interest rate risk	(3,702)	3,587

Income taxes	(23)	7

Amounts reclassified from OCI to inventory, related to commodity price risk	2,152	(58)

Amounts reclassified from OCI to net earnings, related to foreign currency risk, and included in:
Net sales	(1,083)	1,783
Cost of sales	(28)	(66)
Selling, general and administrative expenses	161	(493)
Financial expenses, net	(175)	298
Income taxes	11	(15)
Other comprehensive income	$5,805	$3,526

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the three months ended March 31, 2019 and for the three months ended April 1, 2018.

The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the three months ended March 31, 2019 and for the three months ended April 1, 2018.

QUARTERLY REPORT - Q1 2019 42

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9. OTHER COMPREHENSIVE INCOME (LOSS) (“OCI”) (continued):

No ineffectiveness has been recognized in net earnings for the three months ended March 31, 2019 and for the three months ended April 1, 2018.

As at March 31, 2019, accumulated other comprehensive income of $9.2 million consisted of net deferred gains on interest rate swap contracts of $8.5 million, net deferred gains on forward foreign exchange contracts of $2.2 million, and net deferred losses on commodity forward, option, and swap contracts of $1.5 million. Approximately $4.1 million of net gains presented in accumulated other comprehensive income are expected to be reclassified to inventory or net earnings within the next twelve months.

10. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	Three months ended
	March 31, 2019	April 1, 2018
Net earnings - basic and diluted	$22,728	$67,879

Basic earnings per share:
Basic weighted average number of common shares outstanding	206,595	218,541
Basic earnings per share	$0.11	$0.31

Diluted earnings per share:
Basic weighted average number of common shares outstanding	206,595	218,541
Plus dilutive impact of stock options, Treasury RSUs and common shares held in trust	462	309
Diluted weighted average number of common shares outstanding	207,057	218,850
Diluted earnings per share	$0.11	$0.31

Excluded from the above calculation for the three months ended March 31, 2019 are 282,737 stock options (2018 - 1,617,329) which were deemed to be anti-dilutive.

11. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) Adjustments to reconcile net earnings to cash flows from (used in) operating activities:

	Three months ended
	March 31, 2019	April 1, 2018
Depreciation and amortization (note 7(a))	$40,065	$41,441
Restructuring charges related to property, plant and equipment (note 6)	6,365	(41)
Loss on disposal of property, plant and equipment and intangible assets	412	302
Share-based compensation	4,676	3,513
Deferred income taxes	(260)	994
Unrealized net gain on foreign exchange and financial derivatives	(1,646)	(605)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(133)	(1,066)
Other non-current assets	(1,891)	(109)
Other non-current liabilities	(1,311)	730
	$46,277	$45,159

QUARTERLY REPORT - Q1 2019 43

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(b) Variations in non-cash transactions:

	Three months ended
	March 31, 2019	April 1, 2018
Shares repurchased for cancellation included in accounts payable and accrued liabilities	$—	$(6,711)
Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	(1,652)	(203)
Proceeds on disposal of property, plant and equipment included in other current assets	(440)	—
Impact of adoption of new accounting standards (note 2(d))	(1,155)	(1,515)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	2,855	255

12. CONTINGENT LIABILITIES:

Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

13. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	Three months ended
	March 31, 2019	April 1, 2018
Activewear	$493,567	$514,468
Hosiery and underwear	130,368	132,800
	$623,935	$647,268

Net sales were derived from customers located in the following geographic areas:

	Three months ended
	March 31, 2019	April 1, 2018
United States	$530,846	$555,782
Canada	25,778	25,440
International	67,311	66,046
	$623,935	$647,268

QUARTERLY REPORT - Q1 2019 44